ADW Capital Partners, L.P. SC 13D/A

Exhibit 3

ADW Capital Announces Timing of Its Own Public Investor Meeting to Discuss the Mismanagement of Select Interior Concepts, Encourage All Investors to Refrain from Voting Their Shares and Communicate Shareholder Concerns Directly to the Board and Management of the Company

NEW YORK, April 12th, 2019 - Adam Wyden of ADW Capital Partners, L.P. (“ADW Capital”) (“the Fund”), a New York City based hedge fund is reminding all shareholders of Select Interior Concepts, Inc. (the “Company”) (NASDAQ:SIC) that it is holding its own investor meeting to discuss the mismanagement of the Company. ADW urges all shareholders NOT TO VOTE their shares at SIC’s upcoming annual meeting to prevent SIC from obtaining a quorum for this meeting. If SIC is unable to obtain a quorum for the meeting, SIC will be unable to approve any of the items on the agenda, including the re-election of directors and a new option plan for Management and the Board.

It is not enough to simply do nothing. You must call your Broker and specifically tell them that you do not want your shares voted or included in quorum. Your Broker must then call the Transfer Agent and make sure your shares are not voted automatically. It is important that you do this so the Company’s Board and Management do not continue to behave with this level of indifference and naivete while value is ignored and our cost of capital is being impaired. We find it interesting the shares seem to find a way to go down when other housing/building related stocks go up. We also find it puzzling when other shareholders ask us why the Company has not responded to our letters. Why haven’t you? Do you not want to create value for shareholders? It seems as if the stock only goes up when our letters come out? Maybe the market is telling you what it wants?

Instead of voting, ADW encourages shareholders to instruct their brokers NOT TO VOTE and attend a meeting of SIC shareholders that ADW will be hosting in Atlanta on May 14 at 7:30 PM at the Four Seasons Hotel in the Callaway Room. The ADW meeting will be the evening before the Company’s annual meeting and will serve as a venue to discuss the mismanagement of SIC and how shareholders can try to assert their shareholder rights to unlock the value of the Company’s assets.

We also encourage other frustrated / disenfranchised shareholders to reach out to the Board and Management directly. We are happy to provide e-mails and contact information where appropriate. If you are planning on coming to the ADW meeting please RSVP to jamie@adwcapital.com

Sincerely,

Adam D. Wyden

Managing Member of ADW Capital Partners, L.P.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations of ADW Capital Partners and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. Accordingly, readers should not place undue reliance on forward looking information. ADW Capital Partners does not assume any obligation to update any forward-looking statements contained in this press release, except as required by applicable law.

SOURCE: ADW Capital Partners, L.P.

For further information:

Adam D. Wyden,

tel: 646-684-4086	e-mail: adam@adwcapital.com